Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $12.4 MILLION, $0.07 PER SHARE, AND CASH FLOW FROM OPERATION OF $28.9 MILLION FOR Q1 FISCAL 2024

Trading Symbol:
TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Aug. 10, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ended June 30, 2023 ("Q1 Fiscal 2024"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q1 FISCAL 2024

  Mined 303,220 tonnes of ore, milled 295,095 tonnes of ore, and produced approximately 1.8 million ounces of silver, 1,552 ounces of gold, or approximately 1.9 million ounces of silver equivalent, plus 17.8 million pounds of lead, and 6.8 million pounds of zinc;
  Sold approximately 1.8 million ounces of silver, 1,495 ounces of gold, 17.3 million pounds of lead, and 6.9 million pounds of zinc, for revenue of $60.0 million;
  Reported net income attributable to equity shareholders of $9.2 million, or $0.05 per share;
  Realized adjusted earnings attributable to equity shareholders of $12.4 million, or $0.07 per share;
  Generated cash flow from operating activities of $28.9 million;
  Cash cost per ounce of silver, net of by-product credits, of negative $0.31;
  All-in sustaining cost per ounce of silver, net of by-product credits, of $9.46;
  Paid $2.2 million of dividends to the Company's shareholders;
  Spent and capitalized $1.7 million on exploration drilling, $10.8 million on underground development, and $3.5 million on equipment and facilities, including $2.4 million on construction of the new tailings storage facility; and
  Strong balance sheet with $200.6 million in cash and cash equivalents and short-term investments. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $121.5 million as at June 30, 2023.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended June 30,
	2023	2022	Changes
Financial Results
Revenue (in thousands of $)	$ 60,006	$ 63,592	-6%
Mine operating earnings (in thousands of $)	23,301	24,902	-6%
Net income (loss) attributable to equity holders (in thousands of $)	9,217	10,169	-9%
Earnings (loss) per share - basic ($/share)	0.05	0.06	-17%
Adjusted earnings attributable to equity holders (in thousands of $)	12,369	13,529	-9%
Adjusted earning per share - basic ($/share)	0.07	0.08	-8%
Net cash generated from operating activities (in thousands of $)	28,881	40,176	-28%
Capitalized expenditures (in thousands of $)	15,916	15,528	2%
Metals sold
Gold (ounces)	1,495	1,100	36%
Silver (in thousands of ounces)	1,815	1,915	-5%
Lead (in thousands of pounds)	17,330	19,125	-9%
Zinc (in thousands of pounds)	6,920	6,928	0%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($/ounce)	1,682	1,594	6%
Silver ($/ounce)	19.37	17.99	8%
Lead ($/pound)	0.84	0.90	-6%
Zinc ($/pound)	0.82	1.23	-33%
Financial Position as at	June 30, 2023	March 31, 2023
Cash and cash equivalents and short-term investments (in thousands of $)	200,600	203,323	-1%
Working capital (in thousands of $)	169,531	177,808	-5%

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2024 was $9.2 million or $0.05 per share, compared to $10.2 million or $0.06 per share in the three months ended June 30, 2022 ("Q1 Fiscal 2023").

In Q1 Fiscal 2024, the Company's consolidated financial results were mainly impacted by i) an increase of 36%  in gold sold; ii) increases of 6% and 8%, respectively, in the realized selling prices for gold and silver; iii) a gain of $1.1 million on investments; iv) a decrease of 5% in per tonne production costs; offset by v) decreases of 5% and 9%, respectively, in silver and lead sold; vi) decreases of 6% and 33%, respectively, in the realized selling prices for lead and zinc; and vi) a foreign exchange loss of $2.2 million arising from the depreciation of the US dollar against the Canadian dollar.

Revenue in Q1 Fiscal 2024 was $60.0 million, down 6% compared to $63.6 million in Q1 Fiscal 2023. The decrease is mainly due to i) a decrease of $3.4 million arising from less silver and lead sold; ii) a decrease of $3.9 million arising from the decrease in the net realized selling prices for lead and zinc, offset by iii) an increase of $0.7 million arising from more gold sold; and iv) an increase of $2.6 million arising from the increase in the net realized selling price for silver.

Income from mine operations in Q1 Fiscal 2024 was $23.3 million, down 6% compared to $24.9 million in Q1 Fiscal 2023. Income from mine operations at the Ying Mining District was $21.7 million, up 1% compared to $21.4 million in Q1 Fiscal 2023. Income from mine operations at the GC Mine was $1.7 million, down 53% compared to $3.6 million in Q1 Fiscal 2023.

Cash flow provided by operating activities in Q1 Fiscal 2024 was $28.9 million, down $28%, compared to $40.2 million in Q1 Fiscal 2023.

The Company ended the quarter with $200.6 million in cash, cash equivalents and short-term investments, down 1% compared to $203.3 million as at March 31, 2023. The decrease was mainly due to a negative translation impact on cash and cash equivalents arising from the depreciation of the Chinese yuan against the US dollar.

Working capital as at June 30, 2023 was $169.5 million, down 5% compared to $177.8 million as at March 31, 2023.

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended June 30,
	2023	2022	Changes
Ore Production (tonne)
Ore mined	303,220	300,104	1%
Ore milled	295,095	298,176	-1%
Metal Production
Gold (ounces)	1,552	1,100	41%
Silver (in thousands of ounces)	1,780	1,860	-4%
Lead (in thousands of pounds)	17,816	19,088	-7%
Zinc (in thousands of pounds)	6,821	6,926	-2%
Cash Costs
Production costs per tonne of ore processed ($)	78.63	82.99	-5%
All-in sustaining costs per tonne of ore processed ($)	134.08	147.29	-9%
Cash costs per ounce of silver, net of by-product credits ($)	(0.31)	(1.57)	80%
All-in sustaining costs per ounce of silver, net of by-product credits ($)	9.46	9.25	2%

In Q1 Fiscal 2024, the Company mined 303,220 tonnes of ore, up 1% compared to 300,104 tonnes in Q1 Fiscal 2023. Ore milled in Q1 Fiscal 2024 was 295,095 tonnes, down 1% compared to 298,176 tonnes in Q1 Fiscal 2023.

In Q1 Fiscal 2024, the Company produced approximately 1.8 million ounces of silver, 1,552 ounces of gold, 17.8 million pounds of lead, and 6.8 million pounds of zinc, representing an increase of 41% in gold production, and decreases of 4%, 7% and 2%, respectively, in silver, lead and zinc production over Q1 Fiscal 2023. The lower silver and lead production is primarily due to a decrease in head grades at the Ying Mining District in line with the mining sequence and Mineral Reserves.

The consolidated production costs and all-in sustaining production costs per tonne of ore processed in Q1 Fiscal 2024 were $78.63 and $134.08, down 5% and 9%, respectively, compared to $82.99 and $147.29 in Q1 Fiscal 2023. The decrease was due to a decrease of $2.7 million in sustaining capital expenditures and a translation impact arising from the depreciation of the Chinese yuan against the US dollar.

The consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.31, compared to negative $1.57 in the prior year quarter. The increase was mainly due to a decrease of $4.3 million in by-product credits, offset by a decrease of $1.8 million in expensed production costs.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $9.46 compared to $9.25 in Q1 Fiscal 2023. The increase was mainly due to the increase in cash cost per ounce of silver offset by a decrease of $2.7 million in sustaining capital expenditures.

EXPLORATION AND DEVELOPMENT

	Capitalized Development and Expenditures									Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Plant & equipment	Total		Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	(Metres)
Q1 Fiscal 2024
Ying Mining District	3,053	$ 2,262	19,403	$ 7,201	32,839	$ 1,151	$ 3,430	22,456	$ 14,044	8,443	25,937
GC Mine	-	-	3,813	1,294	7,926	518	-	3,813	1,812	3,055	17,897
Corporate and other	-	-	-	-	-	51	9	-	60	-	-
Consolidated	3,053	$ 2,262	23,216	$ 8,495	40,765	$ 1,720	$ 3,439	26,269	$ 15,916	11,498	43,834

Q1 Fiscal 2023
Ying Mining District	1,949	$ 1,394	19,469	$ 7,153	49,315	$ 2,664	$ 2,470	21,418	$ 13,681	9,317	51,733
GC Mine	-	-	3,540	1,157	4,634	178	232	3,540	1,567	2,365	15,266
Corporate and other	-	-	-	-	1,982	287	(7)	-	280	-	-
Consolidated	1,949	$ 1,394	23,009	$ 8,310	55,931	$ 3,129	$ 2,695	$ 24,958	$ 15,528	11,682	66,999

Changes (%)
Ying Mining District	57%	62%	0%	1%	-33%	-57%	39%	5%	3%	-9%	-50%
GC Mine	0%	0%	8%	12%	71%	191%	-100%	8%	16%	29%	17%
Corporate and other	-	-	-	-	-100%	-82%	-229%	0%	-79%	-	-
Consolidated	57%	62%	1%	2%	-27%	-45%	28%	5%	2%	-2%	-35%

Total capital expenditures in Q1 Fiscal 2024 were $15.9 million, up 2% compared to $15.5 million in Q1 Fiscal 2023. Capital expenditures incurred to construct the new tailing storage facility ("TSF") in Q1 Fiscal 2024 were $2.4 million (Q1 Fiscal 2023 - $1.2 million). As of June 30, 2023, total expenditures incurred on the construction of the TSF and the new mill were $7.2 million, and the construction is in line with the planned schedule and budget.

In Q1 Fiscal 2024, on a consolidated basis, a total of 84,599 metres or $2.7 million worth of diamond drilling were completed (Q1 Fiscal 2023 – 122,930 metres or $4.9 million), of which approximately 43,834 metres or $1.0 million worth of underground drilling were expensed as part of mining costs (Q1 Fiscal 2023 – 66,999 metres or $1.8 million) and approximately 40,765 metres or $1.7 million worth of drilling were capitalized (Q1 Fiscal 2023 – 55,931 metres or $3.1 million). In addition, approximately 11,498 metres or $4.0 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q1 Fiscal 2023 – 11,682 metres or $4.1 million), and approximately 26,269 metres or $10.8 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q1 Fiscal 2023 – 24,958 metres or $9.7 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

The table below summarizes the operating results at the Ying Mining District for the past five quarters.

Ying Mining District	Q1 F2024	Q4 F2023	Q3 F2023	Q2 F2023	Q1 F2023
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Ore Production (tonne)
Ore mined	213,748	132,205	206,854	215,927	214,038
Ore milled	208,809	130,910	213,830	216,262	212,055
Head grades
Silver (grams/tonne)	254	255	262	257	267
Lead (%)	3.6	3.6	4.0	3.7	3.9
Zinc (%)	0.7	0.6	0.7	0.7	0.7
Recovery rates
Silver (%)	95.1	95.2	95.7	95.5	95.7
Lead (%)	95.5	95.3	95.4	94.1	95.4
Zinc (%)	69.6	68.3	66.4	62.5	58.1
Cash Costs
Cash production cost per tonne of ore processed ($)	85.58	102.42	88.66	95.23	93.04
All-in sustaining cost per tonne of ore processed ($)	133.94	170.69	141.21	127.89	156.07
Cash cost per ounce of Silver, net of by-product credits ($)	0.26	1.37	0.24	1.86	0.28
All-in sustaining cost per ounce of silver, net of by-product credits ($)	7.14	11.33	7.66	6.82	8.60
Metal Production
Gold ( ounces)	1,552	1,000	1,100	1,200	1,100
Silver (in thousands of ounces)	1,597	997	1,674	1,657	1,696
Lead (in thousands of pounds)	15,382	9,688	17,647	16,201	16,718
Zinc (in thousands of pounds)	2,113	1,164	2,082	1,976	1,928

The table below summarizes the operating results at the GC Mine for the past five quarters.

GC Mine	Q1 F2024	Q4 F2023	Q3 F2023	Q2 F2023	Q1 F2023
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Ore Production (tonne)
Ore mined	89,472	49,643	89,196	75,054	86,066
Ore milled	86,286	48,483	89,612	75,381	86,121
Head grades
Silver (grams/tonne)	80	88	75	72	71
Lead (%)	1.4	1.3	1.4	1.2	1.4
Zinc (%)	2.7	2.5	2.8	2.7	2.9
Recovery rates
Silver (%)	82.7	78.9	83.0	81.0	83.4
Lead (%)	90.7	90.9	90.3	88.5	89.8
Zinc (%)	90.4	89.3	90.1	89.6	90.4
Cash Costs
Cash production cost per tonne of ore processed ($)	62.02	67.34	52.35	59.84	57.92
All-in sustaining cost per tonne of ore processed ($)	90.94	84.79	88.26	78.31	81.68
Cash cost per ounce of Silver, net of by-product credits ($)	(5.30)	(3.10)	(13.72)	(12.13)	(22.42)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	9.51	5.93	5.02	(0.73)	(7.48)
Metal Production
Silver (in thousands of ounces)	183	109	179	141	164
Lead (in thousands of pounds)	2,434	1,250	2,412	1,782	2,370
Zinc (in thousands of pounds)	4,708	2,413	4,892	4,010	4,998

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, August 11, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International/Local Toll: 416-764-8650

Conference ID: 73348006

Participants should dial-in 10 – 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed interim consolidated financial statements and related notes contains therein for the three months ended June 30, 2023, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorp.ca under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash costs and all-in sustaining costs per ounce of silver, net of by-product credits, production costs and all-in sustaining production costs per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 26, section 11 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three months ended June 30, 2023 filled on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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